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                                                                     Exhibit 4.2
                                                                     -----------


                              [October ___], 1996


                                  Ciatti's, Inc.
                                  5555 West 78th Street
                                  Edina, Minnesota  55439


[shareholder name]
[shareholder address1]
[shareholder address2]

Dear Shareholder:

     Ciatti's, Inc. (the "Company") has commenced a Rights Offering to its shareholders. Under the terms of the Rights Offering, each shareholder of record is being given the right to purchase two shares of the Company's Common Stock for each share owned as of the Record Date. In addition, each shareholder is being given the additional right called the Oversubscription Privilege to buy additional shares of Common Stock up to 100% of the shares purchased through the exercise of Rights, subject to availability.

     The proceeds of the offering are being used by the Company to expand its development of Bruegger's Bagel Bakery restaurants in the Dallas-Fort Worth area.

     Enclosed please find a Prospectus dated ______________, 1996, together with a Rights Certificate.

     To subscribe to the Offering, please read the Prospectus and the enclosed instructions and then complete and return the Rights Certificate with payment to Joseph Fesenmaier at Ciatti's, Inc., 5555 West 78th Street, Edina, MN 55439-2702.

                                        Very truly yours,



                                        Phillip R. Danford
                                        President